UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Intersections Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460981301
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	460981301

1. Name of Reporting Person	Loeb Holding Corporation

I.R.S. Identification No. of Above Person	13-2870509

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3. SEC Use Only

4. Citizenship or Place of Organization	Maryland
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	6,940,541

6. Shared Voting Power	-0-

7. Sole Dispositive Power	6,940,541

8. Shared Dispositive Power	-0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person	6,940,541

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	38.34%

12. Type of Reporting Person	CO

CUSIP No.	460981301

1. Name of Reporting Person	Thomas L. Kempner

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3. SEC Use Only

4. Citizenship or Place of Organization	U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	6,991,939

6. Shared Voting Power	-0-

7. Sole Dispositive Power	6,991,939

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	6,991,939

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11. Percent of Class Represented by Amount in Row (9)	38.63%

12. Type of Reporting Person	IN

Item 1(a).	Name of Issuer: Intersections Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3901 Stonecroft Boulevard Chantilly, VA 20151

Item 2(a).	Name of Persons Filing: Loeb Holding Corporation (“LHC”) Thomas L. Kempner (“TLK”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: All Reporting Persons are located at: 125 Broad Street, 14th Floor New York, NY 10004

Item 2(c).	Citizenship: LHC – Maryland TLK – U.S. Citizen

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e).	CUSIP Number: 460981301

Item 3.	If this statement if filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a).	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b).	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c).	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d).	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e).	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f).	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g).	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h).	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i).	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j).	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k).	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_____

Not applicable.

Item 4.	Ownership
	(a).	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

	(b).	Percent of Class: See the response(s) to Item 11 on the attached cover page(s).

	(c).	Number of shares as to which such person has:
(i). Sole power to vote or to direct the vote: See response(s) to Item 5 on the attached cover page(s).(1)

(ii). Shared power to vote or to direct the vote: See response(s) to Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of: See response(s) to Item 7 on the attached cover page(s).(1)

(iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

___________________________
 (1) Includes 15,000 shares of Common Stock beneficially owned by Thomas L. Kempner, 26,049 shares of Common Stock issuable upon exercise of options that are currently exercisable held by Thomas L. Kempner, 1,250 shares of Common Stock issuable to Thomas L. Kempner within sixty (60) days of February 10, 2014, upon the vesting of RSUs, and 6,940,541 shares of Common Stock held by Loeb Holding Corporation. Mr. Kempner is the beneficial owner of 51% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of shares of the Issuer’s Common Stock held by Loeb Holding Corporation except to the extent of his pecuniary interest in Loeb Holding Corporation. In addition, Mr. Kempner’s spouse owns 9,099 shares of which he disclaims beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

Exhibits:

Exhibit A	Joint Filing Agreement, dated March 19, 2009, by and among the Reporting Persons (previously filed as Exhibit A to Amendment No. 1 to Schedule 13G).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB HOLDING CORPORATION

Date: February 10, 2014	By: /s/ Thomas L. Kempner
Thomas L. Kempner
Chairman and Chief Executive Officer

Date: February 10, 2014	By: /s/ Thomas L. Kempner
Thomas L. Kempner